082-03444

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	12:11 03-Jul-06
Number	5614F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

SUPPL

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	30 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	32,328,644	(6.474%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,328,644	(6.474%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details


06016223

dlw 8/23

3. DEALINGS (Note 4)

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	12:08 03-Jul-06
Number	5609F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	30 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	64,474,245	(8.130%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	64,474,245	(8.130%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	14:51 04-Jul-06
Number	6603F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	3 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,304,505	(6.468%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,304,505	(6.468%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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RECEIVED
2006 AUG 22 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:55 04-Jul-06
Number	6608F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	3 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	64,450,792	(8.128%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	64,450,792	(8.128%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:23 05-Jul-06
Number	7351F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	4 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	64,278,334	(8.106%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	64,278,334	(8.106%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,016	£3.056
Sale	174,474	£3.056

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	15:23 05-Jul-06
Number	7353F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	4 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	32,196,591	(6.447%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,196,591	(6.447%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,897	£2.296
Sale	109,811	£2.296

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:53 05-Jul-06
Number	7481F

Notification was received on 30 June 2006 by HBOS plc that as at 26 June 2006 Barclays PLC had an interest in 152,159,345 HBOS plc Ordinary Shares of 25p each (which represents 4.01 per cent of the issued Ordinary Share capital).

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	15:48 05-Jul-06
Number	7357F

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15 May 2006 (Regulatory Announcement number 9893C)

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 1,000,000,000 Floating Rate Notes due July 2011, ISIN No. XS0259252897

http://www.rns-pdf.londonstockexchange.com/rns/7357f_-2006-7-5.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-June2006
Released	08:00 06-Jul-06
Number	7495F

Halifax House Price Index

National Index **June 2006**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 571.3	Monthly Change - 1.2%	Annual Change 9.4%

Standardised Average Price (seasonally adjusted) £176,509

Key Points

- House prices fell by 1.2% in June. House prices increased by 4.5% in the first half (2006 with a 2.6% rise during 2006 Quarter 2.
- House prices increased in all regions during the second quarter with the exception (Wales. The biggest rises were in Scotland (5.7%), South West (3.8%) and Ea: Anglia (3.5%). The smallest increases were in North West (0.2%) and North (0.9%) Wales showed a slight fall (-0.8%), reflecting the increasing affordability difficulties f(buyers in the Principality.
- The pick-up in house price inflation in London and the South East over the past ye: contributed to a slight increase in the ratio between prices in the south and north i 2006 Quarter 2. This follows four years of almost continuous decline in the rati(tentatively suggesting that the north/south divide is at, or slightly passed, its low poi in the current cycle. The average property price in the south stood at 1.58 times th average in the north in 2006 Q2 compared with a peak of 2.19 times in 2002 Q2.
- The level of activity appears to have moderated in recent months. The number (mortgage approvals to fund house purchase during March-May 2006 was down 4' compared with the preceding three months after adjusting for seasonal factor: Property transactions in England and Wales fell for the second consecutive month i May on a seasonally adjusted basis.
- Sound fundamentals, underpinned by a strengthening economy, high employme levels and low interest rates, will continue to support housing demand in the secon half of 2006. The annual rate of house price inflation, however, is expected to eas(partly because the corresponding figures last year were strong. Pressure c householders' finances from utility bill and council tax rises, and speculation of high(interest rates, are also likely to moderate demand, causing house price inflation t decline.

Commenting, Martin Ellis, Chief Economist, said:

"House prices fell by 1.2% in June. Sound fundamentals, underpinned by a strengthening economy, high levels of employment and low interest rates, will continue to support housing demand over the second half of 2006, ensuring that the market remains in good health. The annual rate of house price inflation, however, is expected to ease, partly because the corresponding figures last year were strong. Pressure on householders' finances from utility bill and council tax rises, combined with speculation of higher interest rates, are also likely to constrain demand."

Scotland, South West and East Anglia record biggest house price increases in 2006 Q2 ......

House prices increased in all regions during the second quarter with the exception of Wales, with the biggest rises in Scotland (5.7%), South West (3.8%) and East Anglia (3.5%).

The smallest increases were in North West (0.2%) and North (0.9%). Wales showed a slight fall (-0.8%), reflecting the increasing affordability difficulties for buyers as a result of the very rapid rise in house prices over the past few years. The modest drop in Wales must be seen in the context of an increase of 97% in the past four years.

Southern England – Greater London, South East, South West and East Anglia - accounted for two-fifths of the overall rise in UK house prices in the first two quarters of the year. This is significantly different to 2005 when rising house prices in the south contributed less than one-quarter to the increase in UK house prices.

North/south divide widens slightly following four years of narrowing ......

The pick-up in house price inflation in Greater London and the South East over the past year contributed to a slight increase in the ratio between prices in the south and north[1] in 2006 Quarter 2. This follows four years of almost continuous decline in the ratio, tentatively suggesting that the north/south divide is at, or slightly passed, its low point in the current cycle. The average property price in the south stood at 1.58 times the average in the north in 2006 Quarter 2 compared with a peak of 2.19 times in 2002 Quarter 2.

During the last major housing market cycle, the ratio between prices in the north and south fell from a slightly higher peak of 2.27 in 1988 Q2 to a lower trough of 1.31 in 1992 Q4. This suggests that there may be upward movement in the north/south house price divide over the long-term.

The ratio between the average house price and that in Greater London has widened for most regions over the past year with the main exceptions of Scotland and Northern Ireland. The rapid rise in prices north of the border over the past few years means that prices in the capital are now 2.18 times the average in Scotland compared with almost 3 times in 2002 Q2.

Further evidence that activity levels may be moderating ......

The number of loans approved for house purchase – a leading indicator of housing

transactions – in the first five months of 2006 was 28% higher than in the same period of 2005, according to Bank of England figures. The level of activity, however, appears to have moderated in recent months with the number of mortgage approvals during March-May 2006 down 4% compared with the preceding three months once seasonal factors are taken into account.

Property transactions in England and Wales fell for the second consecutive month, on a seasonally adjusted basis, in May, according to the latest HMRC figures.

Sound fundamentals will support housing demand during the rest of 2006.

A strengthening economy, high levels of employment – currently 272,000 higher than a year ago - and low interest rates will continue to support housing demand over the second half of 2006, ensuring that the market remains in sound health.

A combination of factors, however, is expected to cause activity and house price inflation to ease over the remainder of 2006. Substantial increases in utility bills and above inflation council tax rises are putting pressure on householders' finances with the majority of the impact of these increases yet to be felt. Recent upward movement in the pricing of fixed rate mortgages and mounting speculation of higher interest rates are also likely to constrain demand. Additionally, the ongoing historically high level of house prices relative to average earnings will curb housing demand.

NOTE: The 9.4% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Regulatory Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:29 06-Jul-06
Number	8151F

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
Bank of Scotland SAYE
(the "Plans")

The Company yesterday received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	24,424	05/07/2006
Bank of Scotland SAYE	1,771	05/07/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,445,021 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - EMI Group plc
Released	13:43 07-Jul-06
Number	8689F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	6 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	64,268,564	(8.105%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	64,268,564	(8.105%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	9770	£2.975

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - Misys plc
Released	13:47 07-Jul-06
Number	8694F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	6 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	32,187,600	(6.444%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,187,600	(6.444%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	9,492	£2.280
Transfer in	500	N/a

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

RECEIVED
2006 AUG 22 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE



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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:29 12-Jul-06
Number	1170G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)...................................

3. Name of *person discharging managerial responsibilities/director*

Shane O'Riordian

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Maturity of Sharesave Options originally granted in August 2001

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,581

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£5.975

14. Date and place of transaction

27 June 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

32,463

16. Date issuer informed of transaction

11 July 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

12 July 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:27 12-Jul-06
Number	1166G

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
Bank of Scotland SAYE
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	**No. of Shares**	**Date**
HBOS Sharesave Plan	12,821	12/07/2006
Bank of Scotland SAYE	713	12/07/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,439,550 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	14:50 13-Jul-06
Number	1739G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	11 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,185,900	(6.444%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,185,900	(6.444%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,700	£2.230

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	15:16 13-Jul-06
Number	1763G

Regulatory Announcement

Company - HBOS plc
Headline - Block Listing of shares

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 200,000 ordinary shares of 25p each in HBOS plc (the 'Company'). These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the HBOS plc Sharesave Plan (the 'Plan'). Participants in the Plan have or will become entitled to these shares following the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:53 13-Jul-06
Number	1741G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	12 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	64,271,465	(8.105%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	64,271,465	(8.105%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,900	£3.058

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- D1 Oils plc
Released	12:47 14-Jul-06
Number	2321G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	D1 Oils plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	13 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	773,887	(2.449%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	773,887	(2.449%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	50,000	£2.663

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities to	Exercise price	Type, e.g. American,	Expiry date	Option money

call option	purchasing, varying etc.	which the option relates (Note 7)	European etc.	paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	12:50 14-Jul-06
Number	2322G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	13 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	63,945,465	(8.064%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	63,945,465	(8.064%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	226,000	£2.720
Sale	100,000	£2.818

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Prospectus
Released	14:55 17-Jul-06
Number	2980G

Publication of Series Prospectus by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15 May 2006 (Regulatory Announcement number 9893C)

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Series Prospectus of the Instruments described therein and comprises a prospectus for the purposes of Article 5 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Series Prospectus and the Prospectus.

To view the Series Prospectus in full, please paste the following URL into the address bar of your browser.

EUR 50,000,000 Index Linked Redemption Notes due 18 July 2016 linked to the Dow Jones Euro Stoxx 50 Index, ISIN No. XS0259956786

http://www.rns-pdf.londonstockexchange.com/rns/2980g_-2006-7-17.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Series Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Series Prospectus is not addressed. The Prospectus and Series Prospectus are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Series Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	13:37 18-Jul-06
Number	3699G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	63,536,927	(8.011%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	63,536,927	(8.011%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	410,339	£2.716
Transfer in (14/07/2006)	1,800	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	14:08 19-Jul-06
Number	4407G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,134,798	(6.433%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,134,798	(6.433%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	51,103	£2.322

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:08 19-Jul-06
Number	4412G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	63,482,832	(8.004%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	63,482,832	(8.004%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	54,095	£2.670

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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RECEIVED
2006 AUG 22 A 10: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:46 19-Jul-06
Number	4598G

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
Bank of Scotland SAYE
Halifax Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	5,854	19/07/2006
Bank of Scotland SAYE	648	19/07/2006
Halifax Sharesave Plan	1,683	19/07/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,435,496 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:46 19-Jul-06
Number	4600G

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that on 19 July 2006, 69 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 4,147,466 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:21 21-Jul-06
Number	5710G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	20 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	63,512,032	(8.008%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	63,512,032	(8.008%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	29,200	£2.610

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Misys plc
Released	13:24 25-Jul-06
Number	6970G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	24 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,135,883	(6.434%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,135,883	(6.434%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,951	£2.353
Purchase	15,036	£2.353

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name,	Number of securities	Exercise price per unit (Note 5)

e.g. call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	13:27 25-Jul-06
Number	6973G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	24 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	63,509,400	(8.007%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	63,509,400	(8.007%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	21,066	£2.595
Sale	23,699	£2.595

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:37 26-Jul-06
Number	7815G

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
Bank of Scotland SAYE
Halifax Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	7,957	26/07/2006
Bank of Scotland SAYE	538	26/07/2006
Halifax Sharesave Plan	4,455	26/07/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,429,599 shares still held by the QUEST.

END

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Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1289	50459	3953
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	779.9p	654p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2888		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	54820
Name(s): Computershare Investor Services PLC Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	811
Name(s): Mr Brent Gould Address: 20 Anzac Crescent, Williamstown, Victoria, Australia 3016 UK Postcode	Ordinary	2958
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed K Jeeletcllay **Date** 3 JULY 2006

** A ~~director~~ / assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange



Companies House

— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	38,146	2,995	2,727
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	751.2p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	448		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.9p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address		
Trinity Road, Halifax, West Yorkshire	Ordinary	42,541
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Computershare Company Nominees Limited		
Address		
PO Box 82, The Pavilions, Bridgwater Road, Bristol	ORDINARY	1,775
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed DEPUTY COMPANY SECRETARY **Date** 4/7/06

** ~~A director / secretary / administrator / administrative receiver / receiver /~~ official receiver / ~~receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc	
5 Morrison Street, Edinburgh, EH3 8BH	
Tel 0131 243 5486	
DX number	DX exchange



RECEIVED
2006 AUG 22 A 10: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	15,821		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	959.5		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HBOS QUEST Limited	Class of shares allotted	Number allotted
Address The Mound, Edinburgh	Ordinary	15,821
UK Postcode EH1 1YZ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 JULY 2006

ASSISTANT ** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 5	0 7	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,776	86,169	1,058
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	855	1,453	164
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	779.90	597.50	574.00

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 91,314
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: ORDINARY	Number allotted: 4,255
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: ORDINARY	Number allotted: 906
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6 JULY 2006

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS 05 June 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mr	Graham	Parton	Flat 3/2, 5 Caledonia Street	Dalmuir		G81 4EX	553
Mrs	Carole A	Henlock	9 Glen View Road Onchan	ISLE OF MAN	IM3 4HL		164
Mr	Ralph	Betz	Dillinger Strasse	32B	FRIEDRICHSDORF	61381	189
							906


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	06	
Month	07	
Year	2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6472	115826	2952
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 123,493
Name: Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 549
Name: see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 1,208
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6 JULY 2006

A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange

Certificated 06/07/06

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mr	Kevin	Fitzgerald	8 Westgate Road	Bishopstown	Cork	Ireland	1208



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8539	132009	5820
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 144,682
Name Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 822
Name see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 864
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 JULY 2006

A director / ~~secretary~~ ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange

Certificated
07 July 2006

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mrs	Margaret Kerr	Carruthers	Whiteneuk	New Abbey	Dumfries	DG2 8HJ	864
						TOTAL	**864**



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10 / 07 / 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	132,123	1,237	6,515
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	779.90p	751.20p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland



Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,283		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	138,163
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	3,995
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 10/7/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	11	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,801	215,393	3,494
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 227,236
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 1,452
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  **Date** 11/7/06

** ~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,543	256,695	6,906
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 267,278
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 3,337
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 3,529
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12 JULY 2006

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS - 12 July 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mr	Graeme Sloan	Brownlee	44 Blair Avenue	Boness	West Lothian	EH51 0QT	1087
Mr	Graeme Sloan	Brownlee	44 Blair Avenue	Boness	West Lothian	EH51 0QT	1267
Mr	Graeme Sloan	Brownlee	44 Blair Avenue	Boness	West Lothian	EH51 0QT	1175



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	12	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	8,063		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	965.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HBOS QUEST Limited Address: The Mound, Edinburgh, UK Postcode E H 1 1 Y Z	Class of shares allotted: Ordinary	Number allotted: 8,063
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12 JULY 2006

Assistant

** ~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



Companies House
— for the record —

RECEIVED
2006 AUG 22 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,386	219,237	3,130
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	849		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.90p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 232,753
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 849
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date

** ~~A director /~~ Assistant secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,785	57,067	4,417
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 64,281
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 2,843
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 145
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 JULY 2006

** Assistant secretary ~~A director / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS - 14 July 2006

Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mrs	Kathleen	Wallace	83 Main Road	Hambleton	Selby	YO8 9HW	145



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,547	17,429	3,048
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the *Registrar of Companies at:*

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	17	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,208		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	22,730
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Computershare Company Nominees Limited		
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	1,502
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/7/06

** ~~A director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	691	8,950	676
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 10,317
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed K Jeevelf May **Date** 18 JULY 2006

** ~~A director~~ Assistant / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

RECEIVED
2006 AUG 22 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	19 07 2006	

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	8,812	5,455	4,406
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	712.50p	751.20p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (*This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing*)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	17,283
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	1,208
Name(s): See schedule attached Address: UK Postcode	Ordinary	182
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20 JULY 2006

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS - 19 July 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mrs	Beryl Maureen	Warren	228 Acre Lane	Kingsthorpe	Northampton	NN2 8DX	182


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	19	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,761		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	922.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HBOS QUEST Limited	Class of shares allotted	Number allotted
Address The Mound, Edinburgh	Ordinary	4,761
UK Postcode EH1 1YZ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed K Jeoio Fllay Date 20 July 2006

** ~~A director~~ / Assistant secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



Companies House

— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	20	07	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	14,291	4,241	2,389
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	751.20p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 19,299
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 1,158
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 464
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20 July 2006

Assistant
** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

HBOS - 20 July 2006

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Exercised Shares
Mr	Craig	Humphrey	30 The Crescent	Woodlands	Doncaster	DN6 7RP	464


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	6,824	2,724	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654.00p	712.50p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	9,093
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	ORDINARY	455
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 21 JULY 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	71,957	3,406	3,582
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	751.20p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	78,429
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	516
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Shares and share class allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 24/7/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	60	20,437	1,826
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2



Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	391		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	779.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	20,006
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	ORDINARY	2,708
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 25/7/06

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


Companies House
for the record

RECEIVED
2006 AUG 22 A
OFFICE OF ...
CORPORATE ...

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	26	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,339	16,840	2,992
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	22,459
Name(s): See attached schedule Address: UK Postcode	Ordinary	712
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		



Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 26/7/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ Assistant

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS - 26 July 2006
Share Certificates

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Shares Exercised
Mrs	Brenda	McDonald	7/2 Blandfield	Edinburgh	Midlothian	EH7 4QJ	712


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26	07	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7053		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£9.595		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HBOS QUEST Limited Address: The Mound Edinburgh UK Postcode EH1 1YZ	Class of shares allotted: Ordinary	Number allotted: 7053
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed ______ Date ______

Assistant

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	82,071	7,297	3,754
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	712.50p	751.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	92,329
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	793
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27/7/06

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	07	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	49,423	3,443	3,472
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.00p	751.20p	712.50p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 54,863
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 1,139
Name(s): See schedule attached Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 336
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** ______________

~~**A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House — for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	08/06/2006		

For each share:			
Nominal value	25p		
Maximum price paid	928.2355p		
Minimum price paid	928.2355p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,641,177.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 23,210.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 8 JUN 2006

(**~~a director~~ / Assistant secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	09/06/2006		
For each share:			
Nominal value	25p		
Maximum price paid	921.88p		
Minimum price paid	921.88p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,218,800.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 46,095.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 9 JUNE 2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) Assistant

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	350,000		
Date(s) shares delivered to the company	12/06/2006		
For each share:			
Nominal value	25p		
Maximum price paid	919.871429p		
Minimum price paid	919.871429p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,219,550.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 16,100.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 12 JUNE 2006

Assistant
(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	16/06/2006		
For each share: Nominal value	25p		
Maximum price paid	929.080836p		
Minimum price paid	929.080836p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,290,808.36

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 46,455.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 16 JUNE 2006

(**~~a director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	26/06/2006		
For each share:			
Nominal value	25p		
Maximum price paid	932.78975p		
Minimum price paid	932.78975p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 18,655,795.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 93,280

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed K [signature] **Date** 26 JUN 2006

(**a director / ~~secretary~~ assistant / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,250,000		
Date(s) shares delivered to the company	03/07/2006		
For each share: Nominal value	25p		
Maximum price paid	936.8284p		
Minimum price paid	936.8284p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 11,710,355.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 58,555.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3 JULY 2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,500,000		
Date(s) shares delivered to the company	04/07/2006		
For each share: Nominal value	25p		
Maximum price paid	940.3654p		
Minimum price paid	940.3654p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 23,509,135.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 117,550.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/7/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

	Day	Month	Year
Date of termination of appointment	3 1	0 7	2 0 0 6

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): James Robert

Surname: Crosby

	Day	Month	Year
† Date of Birth	1 4	0 3	1 9 5 6

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27 July 2006

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: 0131 243 5410
Fax: 0131 243 5516

number DX exchange


SCT *ST0F6HH4* 1717
COMPANIES HOUSE 28/07/2006

n you have completed and signed the form please send it to the strar of Companies at:
ıpanies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
ompanies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**